# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Invesco California Value Municipal Income Trust, CIK 0000895531
CUSIP: 46132H601
Title of class of securities: SERIES 2015/6-VCV VARIABLE RATE MUNI TERM PREFERRED SHARES
Address of issuer's principal executive offices: 1331 SPRING STREET N.W., 1331 SPRING STREET N.W., ATLANTA, Georgia (GA), 30309
Date of event which requires filing of this statement: 09/05/2025
Amends the filing with accession number 0001567619-19-022335
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,770; sole dispositive power 0; shared dispositive power 1,770; aggregate amount beneficially owned 1,770 (100% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,770; sole dispositive power 0; shared dispositive power 1,770; aggregate amount beneficially owned 1,770 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: SERIES 2015/6-VCV VARIABLE RATE MUNI TERM PREFERRED SHARES
Name of issuer: Invesco California Value Municipal Income Trust
Address of issuer's principal executive offices: 1331 SPRING STREET N.W., 1331 SPRING STREET N.W., ATLANTA, Georgia (GA), 30309
Comment:
This Amendment No. 5 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated November 18, 2019 and filed with the SEC on November 27, 2019 (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the Series 2015/6-VCV Variable Rate Muni Term Preferred Shares (CUSIP No. 46132H601) ("VMTP Shares") of Invesco California Value Municipal Income Trust (the "Issuer").
This Amendment is being filed in relation to the execution of an Amendment to the Variable Rate Muni Term Preferred Shares Purchase Agreement, dated as of September 5, 2025 relating to the VMTP Shares (CUSIP No. 46132H601) of the Issuer, a copy of which is filed herewith as Exhibit 99.9.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years: Item 2(d) of the Original Schedule 13D is hereby amended by deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.7 Schedule I
99.8 Schedule II
99.9 Amendment to the Variable Rate Muni Term Preferred Shares Purchase Agreement, dated September 5, 2025"

## Signatures
- BANK OF AMERICA CORP /DE/: Andres Ortiz, Authorized Signatory (09/09/2025)
- Banc of America Preferred Funding Corp: Andres Ortiz, Authorized Signatory (09/09/2025)